                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                         (Amendment No.                 )*


                                Eastern Enterprises
                ------------------------------------------------------
                                  (Name of Issuer)


                        Common Stock, Par Value $1.00 Per Share
              ------------------------------------------------------
                           (Title of Class of Securities)


                                     27637F100
              ------------------------------------------------------
                                   (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages (s))

                              Page  1  of   4   Pages

CUSIP No.   27637F100              13G                 Page  2  of  4  Pages

 (1) Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of Above Persons

     Sasco Capital, Inc.

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 (2)  Check the Appropriate Box if a Member of a Group*       (a)    /     /
                                                              (b)   / X /
-------------------------------------------------------------------------------

 (3)  SEC Use Only

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 (4)  Citizenship or Place of Organization

     Fairfield, Connecticut

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Number of Shares    (5)  Sole Voting Power
   Beneficially
   Owned by              874,300
   Each Reporting   -----------------------------------------------------------
   Person With      (6)  Shared Voting Power

                         None
                    -----------------------------------------------------------
                    (7)  Sole Dispositive Power

                         1,461,700
                    -----------------------------------------------------------
                    (8)  Shared Dispositive Power

                         None

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 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,461,700

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(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

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(11)  Percent of Class Represented by Amount in Row (9)

      7.2%

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(12)  Type of Reporting Person*

     IA

                                                           Page  3  of  4  Pages
Item 1(a) Name of Issuer:

          The issuer of the securities to which this statement relates is Eastern Enterprises.

Item 1(b) Address of Issuer's Principal Executive Offices:

          Nine Riverside Road
          Weston, MA  02193

Item 2(a) Name of Person Filing:

          Sasco Capital, Incorporated

Item 2(b) Address of Principal Business Office:

          10 Sasco Hill Road
          Fairfield, CT  06430

Item 2(c) Citizenship:

          Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d) Title of Class of Securities:

          Common stock, par value $1.00 per share.

Item 2(e) CUSIP Number:

          27637F100

Item 3 This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

          Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4    Ownership.

          The 1,461,700 acquired by Sasco Capital, Inc. constitute 7.2% of the outstanding shares of Eastern Enterprises. Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 1,461,700 and has the sole power to vote 874,300 shares. Sasco Capital, Inc. has no shared powers with regards to any other shares of Eastern Enterprises.

                                             Page  4  of  4  Pages

Item 5    Ownership of 5% or less of a Class

          Not applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person.

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8    Identification and Classification of Members of the Group.

          Not applicable.

Item 9    Notice of Dissolution of Group.

Item 10   Certification.

          By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Daniel L. Leary
                                             ----------------------------------
                                             Daniel L. Leary
                                             Secretary
                                             January 30, 1998